SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Lonny E. Townsend

MGG Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(877) 934-6571

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 55907R108	13D	Page 2 of 20 Pages

1	Name of Reporting Person

MGG MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

SC/OO (Exchange of units by subject company)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

40,646,551
8 Shared Voting Power

0
9 Sole Dispositive Power

40,646,551
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 20 Pages

1	Name of Reporting Person

MGG MIDSTREAM HOLDINGS GP, LLC
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

40,646,551
8 Shared Voting Power

0
9 Sole Dispositive Power

40,646,551
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 4 of 20 Pages

1	Name of Reporting Person

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 5 of 20 Pages

1	Name of Reporting Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 6 of 20 Pages

1	Name of Reporting Person

C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 7 of 20 Pages

1	Name of Reporting Person

RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 8 of 20 Pages

1	Name of Reporting Person

CARLYLE INVESTMENT MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

IA, OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 9 of 20 Pages

1	Name of Reporting Person

TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 10 of 20 Pages

1	Name of Reporting Person

TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 11 of 20 Pages

1	Name of Reporting Person

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 12 of 20 Pages

1	Name of Reporting Person

MADISON DEARBORN PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 13 of 20 Pages

1	Name of Reporting Person

MADISON DEARBORN PARTNERS, L.L.C.
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☒
3	SEC use only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

40,646,551
9 Sole Dispositive Power

0
10 Shared Dispositive Power

40,646,551

11	Aggregate Amount Beneficially Owned by each Reporting Person

40,646,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

64.9%
14	Type of Reporting Person

OO (Limited Liability Company)

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 40,646,551, which constitutes approximately 64.9% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assume that at February 15, 2006 there were 62,646,551 Common Units outstanding. The Common Units represent limited partner interests in the Issuer

Item 2. Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	MGG Midstream Holdings, L.P. , a Delaware limited partnership (“MGG Holdings”);

(ii)	MGG Midstream Holdings GP, LLC, a Delaware limited liability company (the “MGG Holdings GP,” and collectively with MGG Holdings, the “MGG Holdings Entities”);

(iii)	Carlyle/Riverstone MLP Holdings, L.P., a Delaware limited partnership (“C/R MLP”);

(iv)	Carlyle/Riverstone Energy Partners II, L.P., a Delaware limited partnership (“C/R EP”);

(v)	C/R Energy GP II, LLC, a Delaware limited liability company (“C/R GP”);

(vi)	Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone”);

(vii)	Carlyle Investment Management, L.L.C., a Delaware limited liability company (“CIM”);

(viii)	TC Group, L.L.C., a Delaware limited liability company (“TC Group”);

(ix)	TCG Holdings, L.L.C., a Delaware limited liability company (“TCG Holdings,” and collectively with C/R MLP, C/R EP, C/R GP, Riverstone, CIM, and TC Group, the “C/R Entities”);

(Page 14 of 20 Pages)

(x)	Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP IV”);

(xi)	Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV”); and

(xii)	Madison Dearborn Partners, L.L.C., a Delaware limited liability company (“MDP,” and collectively with MDCP IV and MDP IV, the “MDP Entities”).

All of MGG Holdings Entities, C/R Entities and MDP Entities are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) (i)	The address of the principal business office of each of MGG Holdings Entities is as follows:

c/o MGG Midstream Holdings, L.P.

One Williams Center

Tulsa, Oklahoma 74172

(ii)	The address of the principal business office of Riverstone is as follows:

712 Fifth Avenue, 51st Floor

New York, NY 10019

(iii)	The address of the principal business office of each of the C/R Entities, with the exception of Riverstone, is as follows:

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Suite 220 South

Washington, D.C. 20004-2505

(Page 15 of 20 Pages)

(iv)	The address of the principal business office of each of the MDP Entities is as follows:

Three First National Plaza

Suite 3800

Chicago, Illinois 60602

(c) (i)	MGG Holdings was formed to acquire the Common Units and the general partner of the Issuer, and MGG Holdings is the sole record owner of the Common Units reported as beneficially owned in this Schedule 13D. MGG Holdings GP was formed to be the general partner of MGG Holdings.

(ii)	MDCP IV is a private equity investment fund and its principal business is investing in securities. MDCP IV is one of two managing members of MGG Holdings GP. MDP IV’s principal business is serving as the general partner of MDCP IV. MDP’s principal business is serving as the general partner of MDP IV.

(iii)	Each of the C/R Reporting Entities other than CIM is a private equity investment fund or an affiliate thereof. C/R MLP was formed to be a managing member of MGG Holdings GP and a limited partner of MGG Holdings. C/R EP’s principal business is serving as the general partner of private equity investment funds. C/R GP’s principal business is serving as the general partner of C/R EP. Riverstone is a member of C/R GP. CIM is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Riverstone and CIM each act as investment advisors to C/R GP with authority and responsibility to direct the investment of certain assets. TC Group is the sole managing member of CIM. TCG Holdings is the sole managing member of TC Group.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 21, 2005, each of MDCP IV, C/R MLP and the other partners of MGG Holdings other than MGG Holdings GP contributed their interests in the Issuer, and MGG Holdings GP contributed its interests in the Issuer GP (as defined below), to MGG Holdings in exchange for a similar interest in MGG Holdings. Pursuant to the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 15, 2006 (the “Issuer Partnership Agreement”), on February 15, 2006 (the “Closing”) the limited partner interests of the Issuer owned by MGG Holdings were converted into the 40,646,551 Common Units reported herein (the “Acquisition

(Page 16 of 20 Pages)

Item 4. Purpose of Transaction.

MGG Holdings entered into the Acquisition for investment purposes. The following describes plans or proposals, including those in connection with the Acquisition, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	Subject to the terms and conditions of the Issuer Partnership Agreement, Magellan Midstream Holdings GP, LLC (the “Issuer GP”), a Delaware limited liability company and a wholly owned subsidiary of MGG Holdings, and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. MGG Holdings may sell Common Units from time to time in the future. The timing and amount of MGG Holdings’ resales of Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as MGG Holdings may deem relevant.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory

(Page 17 of 20 Pages)

matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) (i)	MGG Holdings is the sole record owner of, and has the sole power to vote and dispose of 40,646,551 Common Units (64.9%).

(ii)	MGG Holdings GP does not directly own any Units. By virtue of being the sole general partner of MGG Holdings, MGG Holdings GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(iii)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(iv)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(v)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(vi)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(vii)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(viii)	MDP does not directly own any Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(Page 18 of 20 Pages)

(ix)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(x)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(xi)	TC Group does not directly own any Units. By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(xii)	TCG Holdings does not directly own any Units. By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 40,646,551 Common Units (64.9%).

(c)	Other than in connection with the Acquisition, none.

(d)	Pursuant to the terms of the $275,000,000 senior secured credit agreement entered into on December 21, 2005 by and among MGG Holdings, Goldman Sachs Credit Partners L.P., as administrative agent, and the lenders from time to time parties thereto (the “Lenders”), (the “Credit Agreement”), the Lenders have the right to 100% of the net proceeds of any sale by MGG Holdings of any Common Units or any redemption by the Issuer of any Common Units from MGG Holdings if MGG Holdings is not in compliance with certain financial covenants, if the leverage ratio exceeds a specified ratio, or if a default or event of default exists under the credit agreement. Additionally, subject to certain leverage ratio tests, the Lenders have the right to up to 50% of the cash distributed by the Issuer to MGG Holdings in respect of the Units (after an allowance to pay principal, interest and fees relating to the loan and certain other payments, such as operating expenses and on-going legal expenses).

(e)	Not applicable.

(Page 19 of 20 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

MGG Holdings Partnership Agreement and Limited Liability Company Agreement of MGG Holdings GP

Pursuant to the First Amended and Restated Limited Partnership Agreement of MGG Holdings and the First Amended and Restated Limited Liability Company Agreement of MGG Holdings GP, management of the affairs of MGG Holdings, which would include the voting of and disposition of the units, is vested in the Board of Managers of MGG Holdings GP.

Issuer Partnership Agreement

The Issuer Partnership Agreement contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers and allocations of profits and losses to the partners.

Credit Agreement

The information set forth in subparagraph (iii) of subparagraph (d) of Item 5 of this Schedule 13D is hereby incorporated herein. The Common Units reported herein have been pledged as collateral under the Credit Agreement.

Item 7. Material to be filed as Exhibits.

Exhibit A	—	Joint Filing Agreement.*

Exhibit E	—	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 15, 2006 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed February 15, 2007).

Exhibit H	—	Third Amended & Restated Limited Liability Company Agreement of the Issuer GP, dated December 21, 2005 (filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129623).

*	Filed Herewith

(Page 20 of 20 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 27, 2006

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC
Its: General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

SCHEDULE A

The following individuals are members of the board of managers of MGG Midstream Holdings GP, LLC: Patrick C. Eilers, Jim H. Derryberry, N. John Lancaster, Jr. and Thomas S. Souleles. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o MGG Midstream Holdings, L.P., One Williams Center, Tulsa Oklahoma 74172.

The following individuals are officers of Madison Dearborn Partners, L.L.C., the general partner of Madison Dearborn Partners IV, L.P., which is the general partner of Madison Dearborn Capital Partners IV, L.P.: Paul R. Wood, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry, Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, Robin P. Selati, Mark B. Tresnowski and Thomas S. Souleles. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

The following individuals are members of the managing committee of C/R Energy GP II, LLC: Pierre F. Lapeyre, Jr., David M. Leuschen, Andrew W. Ward, Michael B. Hoffman, Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Richard G. Darman. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman and Andrew W. Ward is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, New York, 10019. The business address of Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Richard G. Darman is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C., 20004-2505.

The following individuals are executive officers of Riverstone Holdings LLC: Pierre F. Lapeyre, Jr. and David M. Leuschen. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, New York, 10019.

William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, are managing members of TCG Holdings. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C., 20004-2505.

Tamotsu Adachi, Daniel Akerson, Mark L. Alter, James A. Attwood, Jr., Karen Bechtel, Gary E. Block, Gregor Boehm, Peter J. Clare, Brooke B. Coburn, Benoit Colas, William E. Conway, Jr., Daniel Cummings, W. Robert Dahl, Jr., Daniel A. D’Aniello, Richard G. Darman, Marco De Benedetti, Franck Falezan, Christopher Finn, David J. Fitzgerald, Louis V. Gerstner, Jr., Robert E. Grady, Wolfgang J. Hanrieder, John F. Harris, Robert Hodges, Allan M. Holt,

Sch-A-1

Sandra Horbach, William Kennard, Gregory S. Ledford, Jason H. Lee, Christopher S. Lippman, Jean-Pierre Millet, Linda M. Pace, Adam J. Palmer, Bruce E. Rosenblum, David M. Rubenstein, Eric Sasson, Robert G. Stuckey, Wayne W. Tsou, Claudius E. Watts, IV, Ray Whiteman, Brett Wyard, Xiang-Dong Yang, Glenn A. Youngkin, Gregory M. Zeluck, and Michael J. Zupon are executive officers of TC Group. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals are also executive officers and members of TCG Holdings. Each of these individuals is a citizen and resident of the United States, except Tamotsu Adachi, who is a citizen of Japan, Gregor Boehm, who is a citizen of Germany, Benoit Colas, who is a citizen of France, Marco De Benedetti, who is a citizen of Italy, Franck Falezan, who is a citizen of France, David J. Fitzgerald, who is a citizen of the United Kingdom, Wolfgang J. Hanrieder, who is a citizen of Germany, Robert Hodges, who is a citizen of France, Jean-Pierre Millet, who is a citizen of France, and Eric Sasson, who is a citizen of France. The business address of such individuals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C., 20004-2505.

Sch-A-2

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 27, 2006

[Signature Pages Follow]

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC
Its: General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
		Its:	Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
		Its:	General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Title :	Managing Director